September 9,
2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
      Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed your August 31, 2005 response letter and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004 and Form SB-2 filed
May 9, 2005

Item 1.  Description of Business

1. We note that the disclosure on page 3 of your Business section states that you acquired the operations and assets of Coreflix in consideration of 8,000,000 of your pre-split common shares. Please revise this disclosure to be consistent with the 6,000,000 pre-split shares (138,000 shares after the 40:1 stock split) disclosed in Note
13 to the financial statements for the year ended December 31, 2004.



Management`s Discussion and Analysis

- General, page 19

2. We note from your response to prior comment 1 that you have included disclosure of the accounting for the shares of restricted stock issued to both Cornell Capital and Newbridge Securities in the first quarter of 2005 in the Notes to the Financial Statements and MD&A Section of the Form SB-2. However, as requested in our prior comment, please explain in your revised disclosure how any expense recognized was classified in your statement of operations.

Financial Statements for the interim period ended June 30, 2005 included in Form SB-2 and Forms 10-QSB for the quarters ended
March
31, 2005 and June 30, 2005

Note 4.  Liquidity

3. We note from your response to prior comment 2 that you have revised page 24 of the MD&A section to indicate that you received the entire
$820,000 in the second quarter of 2005. As previously requested, please also revise the disclosure in Note 4 to the unaudited financial statements for the quarter ended June 30, 2005 included in the Form
SB-2 and the Form 10-QSB for the quarter ended June 30, 2005, and the
MD&A section of the Form 10-QSB for the quarter ended June 30, 2005, to state when the cash was received.

Note 7.  Subsequent Event

4. We have reviewed your response to our prior comment number 3 in which you indicate that the conversion of $75,000 of the Advantage note into 25,000,000 shares was not treated as an induced conversion.
However, based on your response which indicates this note was in default at the time of the conversion, it appears that the conversion of a portion of this note into 25,000,000 common shares should be accounted for as a troubled debt restructuring pursuant to SFAS No.15.
As such, it appears that the Company should recognize a gain or loss for the difference between the fair value of the 25,000,000 common shares issued and the $75,000 portion of the note settled. Please revise your financial statements to comply with the guidance outlined in SFAS No.15. As part of your response and your revised disclosure, explain how you valued the 25,000,000 shares issued in this transaction.




MD&A Liquidity and Capital Resources

5. We note from your response to prior comment 4 that you have included the stock transactions between December 31, 2004 and June 30,
2005 in the MD&A section and notes to the financial statements for the
six months ended June 30, 2005, however, we do not believe you have
adequately addressed our comment.  Page II-5 of Part 2 of the Form
SB-
2 lists a number of transactions involving the issuance of stock subsequent to December 31, 2004 that do not appear to be disclosed in your financial statements or MD&A.  As previously requested, please
revise the MD&A section of the Form SB-2 and the notes to your financial statements for the six months ended June 30, 2005 included in the Form SB-2 to include disclosure of the date and amount of all
issuances of common stock during the first and second quarters of
2005
that relate to debt conversion or other non-cash transactions. Your revised disclosures should also explain how each issuance of shares was valued and accounted for in your financial statements.

Other

6. Please include a currently dated consent of the Independent
Registered Public Accounting Firm in any future amendments to your Form SB-2 registration statement.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. George Lovato
Americana Publishing, Inc
September 9, 2005
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